UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

O'CHARLEY'S INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)
670823103
(CUSIP Number)
Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON:
Fidelity National Financial, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
16-1725106

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
2,079,542

	8	SHARED VOTING POWER:
—

	9	SOLE DISPOSITIVE POWER:
2,079,542

	10	SHARED DISPOSITIVE POWER:
—

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,079,542

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.5%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed with the United States Securities and Exchange Commission on September 9, 2011 and is being filed by Fidelity National Financial, Inc, a Delaware corporation (the “Reporting Person”). This Amendment relates to the common stock, no par value (the "Common Stock"), of O'Charley's Inc., a Tennessee corporation (the "Issuer"). All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used for the purchase of the Issuer's securities was the working capital of the Reporting Person and its subsidiaries. The aggregate funds used by the Reporting Person and its subsidiaries to make the purchases were $13,832,578.

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of the date hereof, the Reporting Person is the owner of 2,079,542 shares of Common Stock, representing approximately 9.5% of the Issuer's outstanding Common Stock. A total of 1,671,256 shares of the Issuer's Common Stock were initially acquired by Chicago Title Insurance Company, a wholly-owned subsidiary of the Reporting Person, and transferred to the Reporting Person on September 9, 2011. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 21,889,921 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended July 10, 2011.

(c) In the 60 days prior to this filing, the following shares of Common Stock were purchased in the open market:

DATE OF TRANSACTION (1)	NUMBER OF SHARES OF COMMON STOCK	PRICE PER SHARE(2)
July 25, 2011	10,340	$7.17
August 25, 2011	23,568	$4.78
August 26, 2011	15,000	$4.71
August 29, 2011	12,600	$5.24
August 30, 2011	41,139	$5.41
August 31, 2011	43,813	$5.52
September 1, 2011	53,281	$5.96
September 2, 2011	212,883	$5.85
September 6, 2011	112,238	$6.15
September 7, 2011	156,734	$6.65
September 8, 2011	76,572	$6.49
September 9, 2011	101,526	$6.49
September 13, 2011	50,000	$6.28
September 13, 2011	17,954	$6.28
September 14, 2011	50,000	$6.48
September 15, 2011	87,923	$6.69
September 16, 2011	24,311	$6.59
__________________________
(1) Shares purchased prior to September 6, 2011 were purchased by Chicago Title Insurance Company, a wholly-owned subsidiary of the Reporting Person. Such shares were transferred to the Reporting Person on September 9, 2011. Shares purchased on and after September 6, 2011 were purchased by the Reporting Person.

(2) Price per share represents the weighted average sales price per share of the Common Stock.

None of the Reporting Person or, to the best knowledge and belief of the Reporting Person, any of its directors and executive officers, as listed on Exhibit 99.1 to the Schedule 13D, beneficially owns any shares of the Common Stock or was involved in any transaction in the Common Stock in the past 60 days other than as set forth herein.

Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
September 22, 2011	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

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